Carlos E. Duque

Attorney at Law

103 Concord Ave.

Suite 2-2

Somerville, MA 02143

(317) 270-3353

January 20, 2012

Michael R. Clampitt

Senior Attorney

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Crown Marketing

Amendment No. 2 to Registration Statement on Form S-1

Filed November 9, 2011

File No. 333-176776

Dear Mr. Clampitt:

The Company responds to the staff's comment letter of November 18, 2011 and files herewith Amendment No. 3.

General

1.

Please revise the auditor's report issued on the financial statements to properly evidence the signature of Weinberg and Company, P.A.  Refer to regulation S-T.

Complied.

2.

Please revise to include the updated financial information required by Rule 3-12 of Regulation S-X.

Complied.

Outside Back Cover Page of Prospectus

3.

We refer to prior comment 2 and reissue that comment, in part.  Remove the term "Resale" as this is not a resale prospectus.

Complied.

Prospectus Summary

Crown Marketing, page 2

4.

You state here, and in your response to prior comment 4, that you did not have any revenues or customers during the quarter ended September 30, 2011.  However, on page 8 you state that you purchased sample inventory from one supplier in September 2011 and sole it for a nominal profit.  Please revise this inconsistency or advise.

Complied.

Background, page 7

5.

In response to comment 3 you indicate that you are filing a "printout from the Wyoming Secretary of State."  We are unable to locate this information.  Please advise.

Complied by filing a pdf of the Secretary of State's report on Green4green.

Very truly yours,

/s/ Carlos Duque, Esq.